FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                          For the month of March, 2003



                                QXL ricardo PLC


                                 Landmark House
                            Hammersmith Bridge Road
                                 London W6 9EJ
                                 United Kingdom
                              Tel: 44-208-962 7100

                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                       Form 20-F..X..     Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes ..... No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )




                      RESULT OF EGM AND QXL POLAND UPDATE


QXL ricardo plc


28 March 2003


Result of Extraordinary General Meeting, NASDAQ delisting and update on ownership dispute re QXL Poland Sp z.o.o. ('QXL Poland')


QXL ricardo plc (the 'Company') announces that at its Extraordinary General Meeting held on 28 March, the special resolution required to implement the proposed 1 for 1,000 consolidation of the Company's ordinary shares was approved by the necessary majority of shareholders. The Company expects admission to the Official List of the UKLA of its new ordinary shares of GBP1 each to become effective (and dealings in these shares on the London Stock Exchange to commence) on 1 April 2003.

The Company expects the delisting of its shares from the NASDAQ Stock Market and the deregistration of its securities from the reporting requirements of the US Securities Exchange Act of 1934 to become effective on 31 March 2003.

The Company also announces that various civil and criminal proceedings have been commenced in Poland regarding the registration of NIAA Sp z.o.o. ('NIAA') as a 92% shareholder of QXL Poland. NIAA is owned by companies controlled by the General Manager of QXL Poland, Arjan Bakker, and his common law wife. The Company is seeking to annul the share issue to NIAA on the basis that it was carried out fraudulently, without the Company's knowledge or consent and as a result of Mr Bakker and his associates withholding documents from the Poznan Court Registry. An injunction has also been sought to prevent any sale of the assets or business of QXL
Poland, or the shares registered in NIAA's name, pending resolution of this issue. Further information on progress in these proceedings will be announced at the appropriate time.

QXL Poland has recently claimed that the annualised value of goods traded through its site is 400 million zlotys (GBP63 million), which, if the proceedings in Poland are successful, would confirm it as a very material asset of the QXL ricardo group.




                                          QXL ricardo PLC

Date  28 March, 2003                      By:___/s/ Tom Parkinson___

                                          Tom Parkinson
                                          General Counsel and Company Secretary